LINCOLN GOLD CORPORATION
(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars, unless otherwise stated)

For the first quarter ended
March 31, 2009

(unaudited – prepared by management)

LINCOLN
GOLD CORPORATION

350, 885 Dunsmuir Street
Vancouver, BC V6C 1N5
Telephone: 604 688 7377
Fax: 604 688 7307

NOTICE TO READER

These unaudited interim consolidated financial statements for the first financial quarter ended March 31, 2009 have not been reviewed by our auditors. They have been prepared by Lincoln Gold Corporation's management in accordance with accounting principles generally accepted in Canada, consistent with previous years except for the adoption of new accounting policies as described in Note 3. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Unaudited Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise stated)

		March 31, 2009		December 31, 2008
ASSETS				
Current				
Cash	$	30,199	$	1,553
Receivables		11,016		7,943
Prepaids and advances		-		675
		41,215		10,171
Equipment (Note 5)		10,324		11,679
Deferred financing costs (Note 15)		177,600		177,600
	$	229,139	$	199,450
LIABILITIES AND SHAREHOLDERS' DEFICIENCY				
Current				
Accounts payable and accrued liabilities	$	874,181	$	728,979
Advance from LPT Capital Ltd. (Note 15)		89,571		66,500
Loan payable (Note 7a)		61,585		59,505
Notes payable (Note 7d)		1,403,472		1,329,809
Convertible loans from related parties (Note 7c)		347,911		343,107
		2,776,720		2,527,900
Shareholders' deficiency				
Share capital (Note 8)				
Authorized				
Unlimited common shares without par value				
Issued and outstanding				
55,392,000 (December 31, 2008 - 55,392,000)		4,276,642		4,276,642
Accumulated other comprehensive income		(12,990)		(12,990)
Contributed surplus (Note 8)		1,670,091		1,670,091
Deficit		(8,481,324)		(8,262,193)
		(2,547,581)		(2,328,450)
	$	229,139	$	199,450

Ability to continue as a going concern (Note 2)
Subsequent events (Note 15)

On behalf of the Board:

"Paul Saxton" Director *"Andrew Milligan"* Director
Paul Saxton Andrew Milligan

The accompanying notes are an integral part of these interim consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Unaudited Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise stated)

Three Month Period Ended March 31		2009		2008
Exploration Expenses (Note 6)	$	24,587	$	667,966
Administrative Expenses				
Administrative support		13,914		13,914
Amortization		1,355		3,359
Consulting fees		11,624		5,724
Foreign exchange (gain) loss		(24,732)		11,103
Interest expense		77,867		3,783
Investor relations		13,607		41,091
Management fees		17,500		13,417
Office		12,022		10,547
Professional fees		88,457		41,092
Property investigation and due diligence		-		2,402
Regulatory and shareholder services		10,044		8,000
Stock-based compensation		-		2,479
Travel and entertainment		400		6,935
Loss before other items		(246,645)		(831,812)
Other items				
Interest income		-		392
Recapture of IVA taxes - Mexico		27,514		-
Loss and Comprehensive Loss for the period		(219,131)		(831,420)
Deficit, beginning of period		(8,262,193)		(5,578,953)
Deficit, end of period	$	(8,481,324)	$	(6,410,373)
Basic and diluted loss per common share	$	(0.00)	$	(0.02)
Weighted average shares outstanding		55,392,000		52,982,000

The accompanying notes are an integral part of these interim consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise stated)

Three Month Period Ended March 31	2009	2008
Cash Flows From Operating Activities		
Loss for the period	$ (219,131)	$ (831,420)
Items not affecting cash:		
Amortization	1,355	3,359
Stock-based compensation	-	2,479
Non-cash interest expense	77,867	-
Unrealized foreign exchange	2,680	-
Changes in non-cash working capital items		
Increase in receivables	(3,073)	(5,113)
Decrease (increase) in prepaids and advances	675	100,871
Decrease (increase) in accounts payable and accrued liabilities	145,202	220,956
Net cash used in operating activities	5,575	(508,868)
Cash Flows From Financing Activities		
Shares issued for cash	-	413,400
Share issue costs	-	(35,375)
Proceeds from convertible loans from related parties	-	2,315
Proceeds from loan and advance	23,071	195,450
Share subscriptions received in advance	-	(117,082)
Deferred financing costs	-	19,900
Net cash provided by financing activities	23,071	478,608
Cash Flows From Investing Activities		
Acquisition of equipment	-	(9,563)
Net cash provided by investing activities	-	(9,563)
Change in cash during the period	28,646	(39,823)
Cash, beginning of period	1,553	123,201
Cash, end of period	$ 30,199	$ 83,378
Supplementary disclosure with respect to cash flows		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these interim consolidated financial statements.

(Expressed in Canadian dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

Lincoln Gold Corporation (the "Company") was incorporated in the State of Nevada, USA, on February 17, 1999 under the name of Braden Technologies Inc. Effective March 26, 2004, the Company acquired 100% of the issued and outstanding shares of Lincoln Gold Corp., a private company incorporated in the State of Nevada, USA, on September 25, 2003. On April 6, 2004, the Company and its subsidiary, Lincoln Gold Corp., merged to form Lincoln Gold Corporation.

On November 20, 2007, the Company completed a continuation changing its corporate jurisdiction from Nevada to Canada under the Canada Business Corporations Act ("CBCA"). Unlike the Nevada jurisdiction, the Company chose under the CBCA to not have par value shares and, accordingly, prior period share capital amounts have been restated to reflect this change. In addition, the Company changed its authorized share capital from 100,000,000 shares to unlimited.

The Company is engaged in the acquisition and exploration of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

On January 15, 2009 the Company and LPT Capital Limited ("LPT") entered into an arrangement agreement whereby 0843037 BC Ltd., a subsidiary of LPT, would acquire 100% of the issued common shares of the Company and in return issue to the Company's shareholders 23,000,000 LPT shares. On February 18, 2009, the Company's shareholders approved and completed the continuation of the Company from federal jurisdiction to British Columbia and also approved the transaction with LPT. On February 20, 2009 the Supreme Court of British Columbia entered its final order approving the plan of arrangement. The completion of the transaction will occur in conjunction with LPT completing an equity financing to raise up to $3,380,000.

2. ABILITY TO CONTINUE AS A GOING CONCERN

The Company's interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material. As at March 31, 2009 the Company has no source of operating cash flow and has an accumulated deficit of approximately $8.5 million. Operations for the three-month period ended March 31, 2009 have been funded primarily from debt and the issuances of capital stock and net changes in working capital balances. The Company has a history of operating losses and has a working capital deficiency of $2,735,505 at March 31, 2009 (December 31, 2008 – $2,517,729).

As discussed in Note 1, the Company is attempting to complete the LPT transaction and financing to assist in the operations of the Company.

(Expressed in Canadian dollars, unless otherwise stated)

3. BASIS OF PRESENTATION AND ADOPTION OF ACCOUNTING POLICIES

These unaudited interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Minera Lincoln de Mexico, S.A. de C.V. ("Lincoln Mexico"), from the date of formation. All significant intercompany accounts and transactions between the Company and its subsidiary have been eliminated.

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. They do not include all information and disclosures required for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2008.

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these interim consolidated financial statements except that the Company has adopted the new policies effective January 1, 2009 as follows:

Goodwill and intangible assets

The Company will adopt the new standard CICA Handbook Section 3064, *Goodwill and Intangible Assets* (Section 3064) for its fiscal year beginning January 1, 2009. This Section replaces Section 3062, *Goodwill and Other Intangible Assets,* and Section 3450, *Research and Development Costs*. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

4. RECENT ACCOUNTING PRONOUNCEMENTS

(a) Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Section 1582, *Business Combinations*, 1601, *Consolidated Financial Statements* and 1602, *Non-controlling Interests* which replace CICA Handbook Sections 1581, *Business Combinations* and 1600, *Consolidated Financial Statements*. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted and all three Sections must be adopted concurrently.

(Expressed in Canadian dollars, unless otherwise stated)

4. RECENT ACCOUNTING PRONOUNCEMENTS (continued…)

(b) International financial reporting standards ("IFRS")

In addition to the above new accounting pronouncements the Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over a five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5. EQUIPMENT

	March 31, 2009			December 31, 2008		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 7,610	$ 6,061	$ 1,549	$ 7,610	$ 5,816	$ 1,794
Computer software	1,345	1,345	-	1,345	1,345	-
Mining equipment	11,804	4,330	7,474	11,804	3,431	8,373
Office equipment	4,225	2,924	1,301	4,225	2,713	1,512
	$ 24,984	$ 14,660	$ 10,324	$ 24,984	$ 13,305	$ 11,679

(Expressed in Canadian dollars, unless otherwise stated)

6. MINERAL PROPERTY INTERESTS

The Company's mineral property interests are comprised of properties located in the United States and in Mexico.

During the three-month period ended March 31, 2009, the Company incurred exploration expenditures as follows:

	United States		Mexico	
	Hannah	Pine Grove	La Bufa	Total
Exploration and related expenditures				
Option, lease and advance royalty payments	$ 13,860	$ -	$ -	$ 13,860
Contractors	1,256	3,776	13,375	18,407
Drilling and metallurgical	-	188	-	188
General administration	-	-	6,748	6,748
Maintenance	-	1,625	-	1,625
Field supplies	-	8	520	528
Travel and accommodation	100	2,031	-	2,131
Proceeds from option agreement	(18,900)	-	-	(18,900)
Total mineral property expenditures	$ (3,684)	$ 7,628	$ 20,643	$ 24,587

United States

(a) Hannah Property

In December 2003, the Company entered into an option agreement to acquire a 100% interest in certain unpatented lode claims situated in Churchill County, Nevada, USA. The option agreement called for net smelter royalties of 1% to 4% upon production. Pursuant to the option agreement, the Company is required to make option payments totaling US$210,000 as follows:

- US$5,000 upon signing the agreement (paid);
- US$5,000 on January 10, 2005 (paid);
- US$10,000 on January 10, 2006 (paid);
- US$15,000 on January 10, 2007 (paid; see below);
- US$25,000 on January 10th of each year from 2008 to 2012 (see below) and;
- US$50,000 on January 10, 2013.

In January 2007 the Company amended the Hannah agreement whereby the US$15,000 due on January 10, 2007 would be paid in equal quarterly installments of US$3,750 (paid).

In January 2008 the Company amended the Hannah agreement whereby the US$25,000 due on January 10, 2008 would be lowered to US$20,000 and be paid in equal quarterly installments throughout 2008. At March 31, 2009 US$20,000 was paid.

(Expressed in Canadian dollars, unless otherwise stated)

6. MINERAL PROPERTY INTERESTS (continued…)

(a) Hannah Property (continued…)

In February 2009 the Company amended the Hannah agreement whereby the US$25,000 due on January 10, 2009 would be lowered to US$16,000 and be paid US$1,000 on January 10, 2009 (paid), US$5,000 on April 10, 2009 (paid), US$5,000 on July 10, 2009 and US$5,000 on October 10, 2009. The last payment of US$50,000 due on January 10, 2013 will be increased by an amount such that the total payments made by the Company will total US$210,000.

In February 2009, the Company then entered into an option agreement with Enexco International Inc. ("Enexco"), whereby Enexco can earn a 60% interest in the Hannah property by completing the following within a year:

- Pay the Company US$15,000 (received) upon signing the agreement
- Pay the underlying option payments, not to exceed US$25,000 for the year
- Make necessary claim maintenance fees and certain drilling requirements

If Enexco completes all the above items before February 2010, they will have exercised their option and earned a 60% interest in the property.

(b) Pine Grove Property

During fiscal 2007 the Company entered into three separate agreements with Wheeler Mining Company ("Wheeler"), Lyon Grove, LLC ("Lyon Grove") and Harold Votipka ("Votipka") which collectively comprise the Pine Grove Property.

i) In July 2007 the Company entered into an agreement with Wheeler to lease Wheeler's 100% owned mining claims in Lyon County, Nevada from July 13, 2007 to December 31, 2022 with an exclusive option to renew the lease by written notice to December 31, 2023. If the property is and remains in commercial production by November 1 of each year after 2022, the Company may renew the lease for a period of one year by delivering written notice to the owner prior to November 15 of that year.

   The Company must produce a bankable feasibility study on the properties by July 1, 2009 (extended to December 31, 2010) and obtain all necessary funding to place the properties into commercial production. The Company must pay a net smelter royalty of 3% - 7% upon commencement of commercial mining production based on gold prices and the Company must pay a 5% net smelter royalty on metals or minerals other than gold produced and sold from the properties.

   The following non-refundable advance net smelter royalty payments must be made by the Company:

   - US$10,000 upon signing the agreement (paid); and
   - US$30,000 prior to each one year anniversary of the lease (Year 1 paid).

ii) In July 2007 the Company entered into an agreement with Votipka to acquire three claims located within the Pine Grove Mining District in Lyon County, Nevada in return for a payment of US$12,000 (paid in 2007). Upon commencement of commercial production, the Company will pay a 5% net smelter royalty to Votipka.

(Expressed in Canadian dollars, unless otherwise stated)

6. MINERAL PROPERTY INTERESTS (continued…)

(d) Pine Grove Property (continued…)

iii) In August 2007 the Company entered into an agreement with Lyon Grove to lease the Wilson Mining Claim Group located in Lyon County, Nevada from August 1, 2007 to July 31, 2022, with an option to purchase. The Company can extend the term of the lease for up to ten additional one year terms providing the Company is conducting exploration mining activities at the expiration of the term immediately preceding the proposed extension term.

The following lease payments must be made by the Company:

- US$10,000 upon signing the agreement (paid) and
- US$25,000 prior to each one year anniversary of the lease (Year 1 paid).

The Company advanced US$5,000 bearing an interest rate of 5% per annum to be repaid by July 31, 2008. The loan and interest was offset against the lease payment due on August 1, 2008.

The lease payment made for any one calendar year may be credited against any net smelter royalty due and payable during the same calendar year.

The following work commitments must be made by the Company:

- US$25,000 by August 1, 2008; (incurred)
- US$25,000 by August 1, 2009;
- US$50,000 by August 1, 2010;
- US$50,000 by August 1, 2011
- US$25,000 by August 1, 2012 and each subsequent lease year

Upon commencement of production the Company must pay a net smelter royalty of 3% - 7% based on gold prices.

Lyon Grove retains the right to require the Company to purchase the property any time after the Company has made application to permit and develop a mine on the property, subject to the Company's continued obligation to pay the royalties, for US$1,000.

Pursuant to a loan agreement (Note 7a), the Company has pledged certain Pine Grove properties as collateral for a loan that is currently in default.

(Expressed in Canadian dollars, unless otherwise stated)

6. MINERAL PROPERTY INTERESTS (continued…)

Mexico

La Bufa Property

On August 5, 2005, the Company entered into a Letter of Intent with Almaden Minerals Ltd. ("Almaden") to form a joint venture for the exploration and development of the La Bufa property, located in Chihuahua, Mexico. Under the Letter of Intent, the Company may acquire a 51% interest in the La Bufa property by spending US$2,000,000 on the property over four years and by issuing 350,000 shares of the Company to Almaden over a five year period (50,000 shares issued at a value of US$10,000 on March 15, 2006). The Company issued 60,000 shares, valued at US$9,600 on April 16, 2007.

On April 12, 2007, the Company entered into an option agreement with Almaden to acquire a 60% interest in the La Bufa property located in Chihuahua, Mexico. This agreement replaces the prior Letter of Intent. The agreement calls for the Company to undertake a work program on the property aggregating US$3,500,000 and issuing an aggregate of 1,550,000 shares as follows:

Work Program:

- By April 12, 2008 — US$ 500,000 (incurred)
- By April 12, 2009 — US$ 750,000 (incurred)
- By April 12, 2010 — US$1,000,000
- By April 12, 2011 — US$1,250,000

Share issuances:

- By April 19, 2007 — 150,000 shares (issued April 16, 2007)
- By April 12, 2008 — 200,000 shares (issued April 8, 2008)
- By April 12, 2009 — 200,000 shares (issued May 4, 2009)
- By April 12, 2011 — 1,000,000 shares

7. NOTES PAYABLE

a) Loan payable

In November 2008, the Company received loan proceeds of US$50,000 bearing an interest rate of 10% per annum, calculated and compounded monthly and must be repaid on the earlier of: (i) the closing of a financing, (ii) the closing of the LPT transaction (Note 1), or (iii) April 15, 2009. The Company is currently in default on this loan. The Company pledged certain of the Pine Grove mineral property claims as collateral. The Company issued 100,000 common shares pursuant to this agreement as a financing cost, valued at $2,000. These shares must be equal to post consolidated shares after the LPT transaction so additional shares will need to be issued.

b) Convertible loan

On March 3, 2008, the Company borrowed convertible loan proceeds of $75,000. The Company also entered into a general security agreement ("GSA") whereby the loan is secured by way of general charge over the Company's assets. The Company agreed to repay the principal and interest upon completing a financing of more than $500,000.

(Expressed in Canadian dollars, unless otherwise stated)

7. NOTES PAYABLE (continued…)

The principal amount bears interest at 8% per annum, compounded weekly for the first two weeks, and thereafter at the rate of 24% per annum compounded weekly, payable following the repayment of the principal. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate of $0.20 per share. The Company issued 37,500 share purchase warrants in relation to this convertible loan, with each warrant entitling the lender to purchase one common share of the Company at $0.25 per share for a period of two years. The fair value of the warrants was estimated to be $2,479 and has been treated as a transaction cost.

The fair value of the warrants of $2,479 was estimated using the Black Scholes option pricing model with the following assumptions: i) expected volatility of 93.5%; risk free interest rate of 2.6%; iii) expected weighted average life of 6 months; and iv) no dividend yield. The Company determined that the equity component of the convertible loan was not significant.

On December 18, 2008 a director of the Company paid out the convertible loan indebtedness of $75,000 plus accrued interest of $20,047 totalling $95,047 in return for the assignment of that debt. As part of such payout the third party's general security agreement over the Company's assets was discharged. The $95,047 debt is unsecured and accrues interest at a rate of 5% per annum. This amount is included in the convertible loans from related parties on the balance sheet.

c) Convertible loans from related parties

During the year ended December 31, 2008, the Company received convertible loan proceeds of $181,000 from the CEO. The principal amount bears interest at 5% per annum, and has no specific term of repayment. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate equal to the average trading price of the stock over the last five days prior to conversion. The Company determined that the equity component of the convertible loan was not significant.

The Company signed an agreement whereby the $181,000 loan would be settled as $10,000 cash and the issuance of 3,420,000 shares of the Company contingent on the completion of the transaction with LPT but no later than June 30, 2009.

During the year ended December 31, 2008, the Company received further convertible loan proceeds of $154,047 from a director of the Company of which $95,047 relates to the assumption of convertible loan indebtedness noted above in 7b). The principal amount of $25,000 bears interest at 5% per annum until December 31, 2008, and at 10% per annum subsequent to December 31, 2008. The remaining principal amount of $129,047 bears interest at 5% per annum until December 31, 2009, and at 10% per annum subsequent to December 31, 2009. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate equal to the average trading price of the stock over the last five days prior to conversion. The Company determined that the equity component of the convertible loan was not significant

The Company signed an agreement whereby $59,000 of the loan would be settled with the issuance of 1,180,000 shares of the Company contingent on the completion of the transaction with LPT but no later than June 30, 2009.

(Expressed in Canadian dollars, unless otherwise stated)

7. NOTES PAYABLE (continued...)

d) Notes payable

On January 28, 2004, the Company issued a US$200,000 convertible note. The note carried an interest rate of 10% compounded monthly and was due on January 28, 2006.

On September 15, 2005 the Company completed an agreement whereby the Company repaid US$100,000 of the convertible note along with US$35,000 accrued interest and agreed to repay the remaining US$100,000 within sixty days. With the completion of the first payment the conversion feature was cancelled. The note is currently in default and $46,034 of accrued interest is included in the note payable.

The Company signed an agreement whereby the US$100,000 loan would be settled for a cash payment of US$50,000 and the issuance of 1,000,000 shares of the Company contingent on the completion of the transaction with LPT but no later than June 30, 2009.

On June 16, 2008 the Company issued a promissory note in return for $300,000. The note bears interest at a rate of 10% per year. The principal and interest are payable at the earliest of June 16, 2009 or when the Company completes a financing of $1,500,000 or greater. In consideration for this loan the Company agreed to issue 450,000 shares to the lender. These shares were issued and were valued at $42,750.

The Company signed an agreement whereby the $300,000 loan would be settled for the issuance of 6,000,000 shares of the Company contingent on the completion of the transaction with LPT but no later than June 30, 2009.

On August 20, 2008, the Company issued a promissory note in the amount of $800,000 in return for drilling services accrued in accounts payable. The note is due on demand, any time after February 15, 2009, and accrues interest at 1.5% per month. After demand, the note shall accrue interest at a rate of 2% per month.

The Company signed an agreement whereby the $800,000 loan would be settled for the cash payment of $500,000 and the issuance of 6,000,000 shares of the Company contingent on the completion of the transaction with LPT by February 28, 2009 but no later than June 30, 2009.

(Expressed in Canadian dollars, unless otherwise stated)

8. SHARE CAPITAL AND CONTRIBUTED SURPLUS

	Number of Shares		Share Capital		Contributed Surplus
Balance, December 31, 2008	55,392,000	$	4,276,642	$	1,670,091
Balance, March 31, 2009	55,392,000	$	4,276,642	$	1,670,091

9. STOCK OPTIONS

In fiscal 2004, the Board of Directors approved the 2004 Stock Option Plan for a maximum of 2,500,000 shares available to be granted to directors, officers, employees and consultants. The stock option exercise price is set at the fair market value of the shares at the date of grant. The term of the stock options, once granted, is not to exceed ten years. The vesting period of the stock options is set at the discretion of the Board of Directors.

On February 23, 2005, the Board of Directors approved the 2005 Stock Option Plan for a maximum of 2,000,000 shares available to be granted to directors, officers, employees and consultants. The stock option exercise price is set at the fair market value of the shares at the date of grant. The term of the stock options, once granted, is not to exceed ten years. The vesting period of the stock options is set at the discretion of the Board of Directors.

On September 25, 2007 the Company amended the 2005 Stock Option Plan adjusting the maximum number of shares available to be granted from 2,000,000 to 2,500,000.

There number of shares outstanding at March 31, 2009 has not changed from December 31, 2009.

	March 31, 2009			December 31, 2008		
	Number Of Options		Weighted Average Exercise Price	Number Of Options		Weighted Average Exercise Price
At January 1	2,450,000	US$	0.25	2,450,000	US$	0.25
Granted	-		-	-		-
Excercised	-		-	-		-
Expired or forfeited	-		-	-		-
At March 31, 2009	2,450,000	US$	0.25	2,450,000	US$	0.25

(Expressed in Canadian dollars, unless otherwise stated)

9. STOCK OPTIONS (continued…)

As at March 31, 2009 the following options are outstanding:

Number Of Options	Exercise Price	Expiry Date
2,450,000	US $ 0.25	September 25, 2010

10. WARRANTS

As at March 31, 2009 the following warrants are outstanding:

Number Of Warrants		Exercise Price	Expiry Date
1,075,000	US $	1.35	July 27, 2010
3,275,000	US $	0.15	May 14, 2009 (expired)
4,250,000	US $	0.15	August 23, 2009
1,033,500	$	0.25	January 21, 2010
37,500	$	0.25	March 3, 2010
200,000	$	0.25	April 14, 2010
100,000	$	0.20	May 15, 2010
9,971,000			

Share purchase warrant transactions are summarized as follows:

	Number Of Shares		Weighted Average Exercise Price
Balance, December 31, 2008	9,971,000	$	0.31
Balance, March 31, 2009	9,971,000	$	0.31

11. RELATED PARTY TRANSACTIONS

During the three-month period ended March 31, 2009, the Company paid or accrued management fees and consulting fees of $8,306 (2008 – $14,543) and rent, included in office, of $1,131 (2007 - $300) to the Vice President of the Company, management fees of $17,500 (2008 - $13,417) to company owned by the President of the Company and consulting fees of $nil (2008 - $nil) to a company owned by the CFO of the Company.

(Expressed in Canadian dollars, unless otherwise stated)

11. RELATED PARTY TRANSACTIONS (continued…)

As at March 31, 2009, the Company owed $75,989 (2008 - $28,618) to various directors and officers of the Company which is included in accounts payable. In October 2008 and as amended in April 2009, the Company signed an agreement whereby $32,020 of the amounts due to directors and officers would be settled through a cash payment of $7,520 and the issuance of 490,000 shares of the Company. At March 31, 2009, the Company owed $65,231 (2008 - $nil) for rent and administrative expenses to a company which shares a director in common with the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12. CAPITAL MANAGEMENT

The Company defines its capital as shareholders' equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. In addition, the Company is dependent upon external financings to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will need to raise additional funds. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value

The fair value of cash, receivables, advances, and accounts payable and accrued liabilities approximates their carrying value due to the short term nature of the instruments. The fair value of the convertible loans and notes payable have not been determined as no relevant information is available for these types of financial instruments and it is not practicable to do so. The terms and conditions of the loans are detailed in Note 7.

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued…)

(b) Foreign exchange risk

The Company's operations in the United States and Mexico expose the Company to foreign exchange risk. The Company is subject to currency risk due to the fluctuations of exchange rates between the Canadian and US dollars, as well as the Canadian dollar and Mexican pesos.

At March 31, 2009, approximately 30% of the Company's accounts payable and accrued liabilities and approximately 12.55% of the Company's loan and notes payable are denominated in US dollars and/or Mexican pesos. For each 10% change in the Canadian dollar against the Mexican peso, a $87,000 gain/loss would arise, and for each 10% change in the Canadian dollar against the US dollar, a $37,650 gain/loss would arise. The Company does not enter into derivative financial instruments to mitigate this risk.

(c) Credit risk

The Company's cash is held in large Canadian financial institutions. The Company does not have any asset-backed commercial paper. The Company's receivables consist of GST receivable due from the Federal Government of Canada. The Company maintains cash deposits with Schedule A financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk.

(d) Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial assets or liabilities with variable interest rates.

(e) Liquidity risk

The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company's plan to deal with its current capital deficiency is to settle debt with issuance of shares and to complete the agreement with LPT.

(f) Price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of precious metals. The Company monitors precious metals prices to determine the appropriate course of action to be taken by the Company.

(Expressed in Canadian dollars, unless otherwise stated)

14. SEGMENTED INFORMATION

The Company has one reportable operating segment, being the acquisition and exploration of mineral properties. Geographical information is as follows:

		March 31, 2009		December 31, 2008
Capital assets:				
Mexico	$	7,474	$	8,373
Canada		2,850		3,306
	$	10,324	$	11,679

15. SUBSEQUENT EVENTS

(a) LPT Capital – Arrangement agreement

On January 15, 2009 the Company entered into an agreement with LPT Capital Ltd. ("LPT") whereby 0843037 BC Ltd., a subsidiary of LPT, will acquire 100% of the issued common shares of the Company and in return issue to the Company's shareholders 23,000,000 LPT shares. The outstanding warrants of the Company will be converted into warrants of LPT based on a share exchange ratio. All outstanding options of LPT and the Company will be cancelled with the exception of LPT's agent options.

On February 18, 2009, the Company's shareholders approved and completed the continuation of the Company from federal jurisdiction to British Columbia and also approved the qualifying transaction with LPT. On February 20, 2009 the Supreme Court of British Columbia entered its final order approving the plan of arrangement. The completion of the transaction will occur in conjunction with LPT completing an equity financing by way of a public offering to raise up to $3,380,000

LPT has advanced the Company a total of $89,571 which is comprised of an advance of $25,000 and payments of $64,571 on behalf of the Company to settle a portion of its accounts payables.

The Company, as at December 31, 2008, has incurred $177,600 of deferred financing costs in relation to this transaction

(Expressed in Canadian dollars, unless otherwise stated)

15. SUBSEQUENT EVENTS (continued…)

(b) Shares for debt

In October 2008, subject to the completion of the LPT agreement by February 28, 2009 further amended in January 2009 to by April 30, 2009 further amended in April 2009 to by June 30, 2009, the Company arranged to settle $1,614,036 of debt for the cash payment of $651,580 and the issuance of 19,259,900 shares of the Company as follows:

	Debt	Shares	Cash	
Convertible loans from related parties	$ 240,000	4,600,000	$ 10,000	
Notes payable	400,000	7,000,000	61,137	(US$50,000)
Promissory note	800,000	6,000,000	500,000	
Accounts payable - related parties	32,020	490,000	7,520	
Accounts payable	142,016	1,169,900	72,923	
	$ 1,614,036	19,259,900	$ 651,580	

If the proposed LPT agreement does not complete by June 30, 2009, the settlement agreements become null and void.